SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

ITAMAR MEDICAL LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

465437101
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. 465437101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Giora Yaron
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use only

4.	Place of Organization	Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	30,639,185*
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	30,639,185*
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	30,639,185*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9)	6.2%**
12.	Type of Reporting Person : IN

* Consists of  (a) 29,845,759 Ordinary Shares, (b) 9,237 ADSs, representing 277,110 Ordinary Shares and (c) 516,316 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are exercisable within 60 days that are held by the Reporting Person directly and through a company wholly-owned by the Reporting Person and his wife.

** Based on information received from the Issuer, there were 491,430,074 shares of Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of February 10, 2021 and 516,316 Ordinary Shares issuable upon the exercise of options to purchase Ordinary Shares held by the Reporting Person that are exercisable within 60 days.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: Itamar Medical Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 9 Halamish Street, Caesarea 3088900, Israel

Item 2.

(a)	Name of Person Filing: This Statement is filed by:

Giora Yaron

The foregoing is referred to as the “Reporting Person” in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence:

Giora Yaron – c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3088900, Israel

(c)	Citizenship or Place of Organization:

Israel.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

465437101. The CUSIP Number relates to American Depositary Shares, each of which represents thirty (30) Ordinary Shares (the “ADSs”).

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications

Not applicable.

Page 3 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Giora Yaron /s/ Giora Yaron

Page 4 of 4 pages